July 18, 2012

Mr. Michael Clampitt

Senior Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Current Report on Form 8-K

Filed April 26, 2012

File No. 001-34696

Dear Mr. Clampitt:

This letter responds to your letter dated July 3, 2012, regarding Sterling’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012, Sterling’s Definitive Proxy Statement filed March 15, 2012, and Sterling’s Current Report on Form 8-K filed April 26, 2012.

We have included our responses following your original inquiries, with the numbered paragraphs below corresponding to the numbered comments in your letter and with your comments reproduced in bold.

Definitive Proxy Statement filed March 15, 2012

Executive Compensation

Compensation Discussion and Analysis

2011 Compensation of Named Executive Officers, page 28

1.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2011. For example, we note minimal discussion and analysis of how the Committee determined specific RSU awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. In future filings, you should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

Sterling respectfully submits that, as stated on pages 28 and 29 of Sterling’s Definitive Proxy Statement filed March 15, 2012, the specific factors considered by the Compensation and Governance Committee (“Committee”) in setting or maintaining compensation for the Named Executive Officers in general, and in making discretionary awards of restricted stock units in particular, were as follows: (1) the decision to generally not increase base salaries above the levels set in October 2010; (2) a review of the market analysis and recommendations prepared by compensation consultant Frederic W. Cook & Co., Inc.; (3) a review of compensation levels paid by a peer group of institutions; and (4) a general review of Sterling’s financial performance.

These factors were not given any particular weighting and there was no formula or objective performance targets used by the Committee to determine the levels of compensation that would be appropriate for each Named Executive Officer. In response to Item 402(b)(1)(v), Sterling disclosed that the Committee made a “discretionary” award to highlight that the Committee’s determination to make such awards was subjective and not based on any particular quantitative measures.

In future filings, to the extent that executive compensation decisions are based on subjective assessments, we will include a discussion of the nature of the qualitative factors and subjective criteria considered by the Committee when granting discretionary awards in sufficient detail to enable the reader to understand why such awards were granted. In addition, the Committee recognizes that best governance practices are trending towards incorporating more objective performance measures, and the Committee anticipates that future compensation decisions will likely incorporate more quantitative measures into the decision-making process. Any such quantitative measures will also be described in future filings.

2.	In future filings, please expand your discussion to provide additional analysis of the effect of individual performance on RSU awards. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation when making RSU awards. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Sterling respectfully submits that, in future filings, to the extent executive compensation decisions are based on subjective assessments, we will include a discussion of the nature of the qualitative factors and subjective criteria used in the evaluation of individual performance and how such individual performance directly influenced the compensation for each named executive officer. In addition, the Committee recognizes that best governance practices are trending towards incorporating more objective performance measures, and the Committee anticipates that future executive compensation decisions will likely incorporate more quantitative measures of individual performance into the decision-making process. Any such quantitative measures will also be described in future filings.

Interest of Directors, Officers and Others in Certain Transactions, page 61

3.	We note your disclosure that loans to your executive officers and directors are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:

Sterling respectfully confirms that all loans made to executive officers and directors of Sterling were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Sterling, and did not involve more than the normal risk of collectability or present other unfavorable features.

In future filings, Sterling will include, as circumstances require, the following statement: “All loans to directors and executive officers of Sterling, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Sterling, and did not involve more than the normal risk of collectability or present other unfavorable features.”

Form 8-K filed on April 26, 2012

4.	We note your disclosure stating you expect that all of the deferred tax asset valuation allowance will be reversed during the second quarter of 2012, except for the portion that is expected to offset the taxable income for the third and fourth quarters of 2012. We also note from Note 9 of your Form 10-Q for the quarter ended March 31, 2012 that your fully reserved deferred tax asset as of March 31, 2012 was $322 million and that you had recorded a full valuation allowance as you did not meet the required threshold of more likely than not for realizing the benefit of your deferred tax asset. Given your net income before income taxes was $39.1 million in 2011 and $13.29 million during the quarter ended March 31, 2012, please provide us with the preliminary analysis you performed to determine it would be appropriate to reverse your entire deferred tax asset valuation allowance during the second quarter of 2012, except for the portion that is expected to offset the taxable income for the third and fourth quarters of 2012.

Response:

Sterling respectfully submits the following response. As background, Sterling provided a full valuation allowance for its deferred tax asset (“DTA”) during the third quarter of 2009 in light of the significant losses that were incurred since the onset of the 2008 financial crisis, largely due to Sterling’s exposure to construction and development loans.

In April 2012, Sterling decided to provide guidance with respect to the prospects for reversal of the DTA valuation allowance in conjunction with the release of the first quarter 2012 financial results due to the significant number of inquiries on the topic received from both current and prospective investors. This guidance was initially provided during the Sterling earnings conference call conducted at 8:00 am PDT on April 26, 2012, which was properly noticed via a press release issued on April 10, 2012. During the course of the prepared remarks, Sterling’s CFO indicated that “if the trends for core earnings performance continue, we expect that the remaining DTA valuation allowance will be released during the second quarter of 2012.” Confusion in response to a question raised during the call resulted in an incorrect answer to the question as to whether there would be income tax expense in the third and fourth quarters of 2012 if the valuation allowance was released in the second quarter. Sterling’s April 26, 2012 Form 8-K (“8-K”) filing was intended to correct this confusion by clarifying that, if the DTA valuation allowance was reversed during the second quarter of 2012, Sterling would expect that no income tax expense would be recognized for the third and fourth quarters of 2012.

Because an analysis of the realization of the DTA is performed on a quarterly basis, Sterling management was comfortable with providing guidance on the earnings call that it expected a reversal of the DTA valuation allowance during the second quarter of 2012 based upon an evaluation of both positive and negative factors, if positive core operating results continued. The most significant factors considered were the expected substantial improvement in Sterling’s core earnings for the second quarter and balance of 2012, as well as the level of year-to-date earnings compared to Sterling’s internal forecasts. Following the end of the first quarter of 2012, Sterling management believed that continued improvement in financial results (such as continued improvement in asset quality metrics, reduced OREO expenses, and improvement in net interest margin) consistent with internal projections (which would represent the fourth consecutive quarter of core earnings) would provide the necessary positive evidence of a sustainable trend that would provide management the basis to conclude that it is more likely than not that the deferred tax asset would be realized and support the reversal of the DTA valuation allowance.

On a quarterly basis, Sterling’s management has internal discussions regarding the prerequisite conditions for reversal of the DTA valuation allowance. These discussions focused primarily on the standard of “more likely than not” as it relates to the likelihood of Sterling’s ability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the DTA. The conclusion of this analysis for all periods was that future taxable income would be the primary source of taxable income for the realization of the DTA. In order to support a reversal of the DTA valuation allowance, Sterling management concluded that sufficient evidence of a trend in improved core earnings (that is, exclusive of any non-recurring sources such as securities sale gains) was necessary.

During 2011, Sterling returned to profitability for the first time since 2008, recording four consecutive quarters of improved earnings. For the first two quarters of 2011, the taxable income was significantly due to gains on the sale of securities. After the first quarter of 2012 came to a close, it was apparent that a trend for improved earnings performance had developed and was continuing with accelerated momentum. Although Sterling’s first quarter 2012 pre-tax income of $13.2 million was 12% lower than the fourth quarter of 2011, the reduction was explained by three discreet items that were not viewed as being part of continuing operating performance: costs recognized in connection with an acquisition completed on February 29, 2012 ($6.1 million); severance costs associated with a reduction in force initiative that eliminated approximately 160 positions ($2.6 million); and costs associated with the planned closure or relocation of several branch banking facilities ($1.3 million). Adjusting for these items, the pre-tax income for the first quarter of 2012 would have been $23.2 million, a significant improvement over the fourth quarter of 2011. In addition, the pre-tax income for the first quarter of 2012 of $13.2 million was higher, by approximately $7 million, than the internal budget, reflecting improvement in several key performance areas, including net interest margin, loan portfolio growth, higher mortgage banking revenue and reduced foreclosed asset expense. With respect to the last of these items, the first quarter 2012 expense totaled $2.0 million, as compared to $4.9 million and $41.5 million for the fourth quarter and full year 2011, respectively. Sterling’s financial performance for the fourth quarter of 2011 and first quarter of 2012 was at or above the levels contained in its internal projections, and as of April 26, 2012 Sterling management expected that core earnings performance would continue to improve and be reasonably aligned with internal projections for the foreseeable future. Furthermore, at that time Sterling management was comfortable that the completion of one more quarter of positive financial performance (that is, the second quarter of 2012) would demonstrate a sustainable trend of four consecutive quarters of core earnings and the ability to accurately forecast results sufficiently to support reversal of the DTA valuation allowance.

In addition to being able to demonstrate a sustained trend of profitability, Sterling’s management also viewed the ability to forecast future income as a key factor to be used in evaluating the DTA valuation allowance. Sterling’s historical losses were driven by credit losses between 2008 and 2011 primarily related to construction loans, which at December 31, 2008 comprised $2.5 billion, or 28.08%, of Sterling’s total loan portfolio. At June 30, 2012, total construction loans were reduced to $111.1 million, or 1.83% of the total loan portfolio. The trend of construction loans in the portfolio is summarized below (in thousands):

	12/31/08	12/31/09	12/31/10	12/31/11	3/31/12	6/30/12
Construction Loans	$2,534,695	$1,516,108	$525,668	$174,608	$166,607	$111,063
Total Loans	$9,025,257	$7,694,712	$5,630,251	$5,518,889	$6,013,343	$6,083,576
Percentage	28.08%	19.70%	9.34%	3.16%	2.77%	1.83%

The following table sets forth some key asset quality measures (in thousands):

	12/31/08	12/31/09	12/31/10	12/31/11	3/31/12	6/30/12
Non-performing assets	$593,110	$979,203	$816,290	$369,070	$350,085	$321,142
Classified assets	$967.320	$1.642.344	$1.099.535	$425,746	$410,568	$327,336
Net charge-offs	$221,246	$555,660	$346,978	$98,098	$20,185	$5,027
Provision for loan losses	$318,585	$690,738	$250,591	$28,500	$4,000	$4,000

The table and chart above highlight that the credit related issues that were the primary drivers of the losses incurred from 2008 to 2010 have been largely resolved. Sterling’s current lending initiatives employ prudent underwriting guidelines and are focused on lower risk loan classes, including Multifamily, which has historically been one of the best performing loan classes for the banking industry. The emphasis on growth in this and other lower risk asset classes is expected to provide sustainable future earnings.

Sterling has updated its analysis of the DTA valuation allowance for its second quarter results to reflect continuing strong financial performance of $32 million pre-tax income that exceeded internal forecasts and recent historical results. To determine if the benefit of its net DTA will more likely than not be realized, Sterling management analyzed both the positive and negative evidence that may affect the realization of the DTA. This evidence included sustained pre-tax income for six consecutive quarters and on a core earnings basis (excluding securities gains) for four consecutive quarters as of June 30 2012. Other items considered include improved financial results over the last 24 month period (including the improving credit quality noted in the table above as well as improvements in net interest margin and other key financial ratios); internal estimates of sustained future earnings; the length of the carryforward period for its net operating losses and tax credits; events in 2012 that indicate Sterling’s financial health has improved; an analysis of the reversal of existing temporary differences; and an evaluation of its loss carryback ability and tax planning strategies. The events in 2012 that demonstrate the positive improvement in Sterling’s financial health include the acquisition of First Independent Bank’s assets (although not expected to have significant impact on future earnings due to the relative size of the transaction); the termination of the regulatory agreements; payment of deferred interest on junior subordinate debentures; regulatory approval for a cash dividend by Sterling’s principal operating subsidiary. The termination of the regulatory agreements is expected to allow Sterling to be more acquisitive in the future as well.

The primary source of taxable income to realize the DTA is future taxable income. The second quarter of 2012 results continued the positive trend of improved quarterly income. The year-to-date 2012 results have exceeded budget. Sterling’s operating results continued to be positively influenced in the second quarter of 2012 with continued improvements in credit quality, as noted in the table above, and improvement in net interest margin with an 18 basis point increase from the first quarter of 2012. Also, Sterling, as depicted in the table above, has continued to reduce its exposure to construction loans which were the major cause of the credit losses in the prior years. Construction loans are no longer a significant portion of Sterling’s loan portfolio or part of its future business strategy. As of June 30, 2012, Sterling’s management concluded that the positive evidence of sustained income for six consecutive quarters along with projections of income through 2013 and beyond, improvements in its asset quality and continued improved financial results, and a long carryforward period for its net operating losses and tax credits to be used, established evidence of a positive trend in Sterling’s operating results, and that the positive trend together with the other positive evidence outweighs the negative evidence associated with the three year cumulative loss. As noted previously, the primary source of taxable income has been determined to be future taxable income. In projecting taxable income for 2013 and beyond, Sterling used as a basis the budgeted fourth quarter 2012 taxable income (which was approximately the same amount as the actual taxable income for the second quarter 2012) annualized and assumed a conservative growth rate of 5% for 2013, with no increases for future periods. The result of the analysis indicates that the NOL would be utilized in approximately seven years, while the remaining carryforward period ranges from 17 to 19 years.

It is Sterling’s position, based upon the weight of evidence discussed above, that the DTA valuation allowance should be released as of June, 30 2012, except for the portion that is attributable to the taxable income for the remainder of 2012 pursuant to ASC 740-270-30 and any state tax net operating losses and credits that are expected to expire unutilized. The results of the analysis performed for Q2 2012 confirmed Sterling’s preliminary guidance issued in April 2012 and support the reversal of the DTA valuation allowance except for the portion that will offset taxable income for the balance of 2012 and certain immaterial amounts associated with NOLs that will expire unutilized.

Closing Comments

In providing this response, Sterling acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sterling from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Sterling may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments or questions to the undersigned at (509) 838-7239 or, in my absence, to Patrick J. Rusnak, Sterling’s Chief Financial Officer, at (509) 227-0961.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel